Branch 22
811-02464

40-33


M F S
INVESTMENT MANAGEMENT


03044088

MFS INVESTMENT MANAGEMENT
500 Boylston Street Boston Massachusetts 02116-3741
617 954-5000

December 22, 2003


SEC MAIL PROCESSING
RECEIVED
DEC 23 2003
WASH. D.C. 181 SECTION

VIA FEDERAL EXPRESS

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

File Room
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

RE: Delores B. Manson v. Massachusetts Financial Services Company, et al., Civil Action No. 03-12515-MEL, Jacob Elephant v. Massachusetts Financial Services Company, et al.

Ladies and Gentleman:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached are copies of the following Derivative Complaint and Class Action Complaint in the above referenced matters.

1. Delores B. Manson v. Massachusetts Financial Services Company, et al., Civil Action No. 03-12515-MEL
2. Jacob Elephant v. Massachusetts Financial Services Company, et al.

Pursuant to Rule 101(c)(11) of Regulation S-T, this document is being submitted in paper format only.

Please acknowledge receipt of this letter and its enclosure by date stamping the enclosed duplicate copy of the letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Arlene E. Cox
Operations Paralegal Administrator

/aec
Enclosure

#76300

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

03 12515 MEL

DELORES B. MANSON, derivatively on behalf of the MFS MASSACHUSETTS INVESTOR FUND, the MFS STRATEGIC GROWTH FUND, the MFS VALUE FUND, the MFS FIXED INCOME TRUST BOND FUND, MASSACHUSETTS INVESTORS TRUST and the "MFS FUNDS"[1] Plaintiff v. MASSACHUSETTS FINANCIAL SERVICES COMPANY, SUN LIFE FINANCIAL INC., JOHN W. BALLEN, JEFFREY L. SHAMES, KEVIN R. PARKE, LAWRENCE H. COHN, WILLIAM R. GUTOW, J. ATWOOD IVES, ABBY M. O'NEILL, LAWRENCE T. PERERA, WILLIAM J. POORVU, J. DALE SHERRATT, ELAINE R. SMITH, WARD SMITH JOHN DOES 1-50, JOHN DOES 51-100 Defendants and MFS MASSACHUSETTS INVESTORS TRUST FUND, MFS STRATEGIC GROWTH FUND, MFS VALUE FUND, MFS FIXED INCOME TRUST BOND FUND, MASSACHUSETTS INVESTORS TRUST and the "MFS FUNDS" Nominal Defendants	CIVIL ACTION NO. RECEIPT # 150 SUMMONS ISSUED yes LOCAL RULE 4.1 WAIVER FORM MCF ISSUED BY DPTY. CLK. F.O.M DATE 12-15-03 JURY TRIAL DEMANDED MAGISTRATE JUDGE Collings

DERIVATIVE COMPLAINT

[1] A list of the "MFS Funds" is attached to this Derivative Complaint as Exhibit A hereto.

Plaintiff, Delores B. Manson, derivatively on behalf of the Massachusetts Investors Trust Fund, the MFS Strategic Growth Fund, the MFS Value Fund, the MFS Fixed Income Trust Bond Fund, Massachusetts Investor Trust and the MFS Funds, hereby complains against the Defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43; Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. §78aa; and 28 U.S.C. § 1331.

2. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein, because they arise out of and are part of the same case or controversy as the federal claims alleged.

3. Venue is proper in this judicial district because some or all of the Defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district.

4. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff

Plaintiff Delores B. Manson resides at 236 West Durand Street, Philadelphia, Pennsylvania, purchased shares of the MFS Massachusetts Investors Trust Fund, the MFS

Strategic Growth Fund, the MFS Value Fund, and the MFS Fixed Income Trust Bond Fund prior to 2001, and continues to hold such shares.

MFS Defendants

5. Defendant Sun Life Financial, Inc. ("Sun Life") is a publicly held company with its headquarters located at 150 King Street West Suite 1400, Toronto, Canada M5H 1J9. Sun Life's American Depository Receipts that trade on the New York Stock Exchange. Sun Life is the holding company for Sun Life Assurance which has two major business segments, insurance protection and wealth management services. Sun Life offers wealth management services through MFS.

6. Defendant Massachusetts Financial Services Company ("MFS" or the "Advisor") is one of the largest equity managers in the United States, specializing primarily in growth, core and international equity investing. MFS and its predecessor organizations have a history of money management dating from 1924. MFS (together with its predecessors) has served as the investment advisor to the MFS Funds and has provided the MFS Funds with investment management and related administrative services and facilities, including portfolio management and trade execution, since the MFS Funds inception. For these services, MFS pays itself a management fee from the assets of the MFS Funds. Net assets under the management of the MFS organization were approximately $116.2 billion as of November 29, 2002. Defendant Sun Life Financial owns more than 90% of MFS. MFS is located at 500 Boylston Street, Boston, Massachusetts 02116.

7. Defendant John W. Ballen ("Ballen"), located at 500 Boylston Street, Boston, Massachusetts 02116, is, and at all relevant times, was, Chief Executive Officer of MFS, and in those capacities he is and was ultimately responsible for the actions of MFS.

John Does 1-50

8. The true identities, roles and capacities of John Does 1-50 have yet to be ascertained (the "MFS Fiduciary Defendants"). Included as MFS Fiduciary Defendants are insiders, i.e. employees and executives, of Sun Life, MFS and the MFS Funds including, but not limited to, fund managers, advisors, brokers and sales executives who, because of their relationship to the MFS Funds had a fiduciary duty to the MFS Funds, and breached such fiduciary duty through their participation and facilitation of the market timing scheme alleged herein.

John Does 51-100

9. The true identities, roles and capacities of John Does 51-100 have yet to be ascertained. Included in John Does 51-100 are hedge funds, hedge fund managers, brokerage firms and fiduciaries to the MFS Funds who participated, exploited and perpetrated the unlawful late trading in MFS Funds and knowingly violated the policies established, though not enforced because of the breaches of the MFS Fiduciary Defendants, by the MFS Funds. In addition, it includes those entities and individuals who conspired and assisted in exploiting the opportunities provided by the MFS defendants to make illicit trades in the MFS Funds. Such defendants directly or indirectly profited by their own, or others, ability to engage in improper late trading and timing at the expense of non-participating MFS Mutual Funds investors. Furthermore, John Does 51-100 actively enticed the MFS Defendants to breach the fiduciary duties owed to the MFS Funds through numerous means including the deposit of assets in other MFS financial vehicles in exchange for the right to make short-term and late trades in MFS Funds. The identities of John Does 51-100 will be disclosed in amendments to this complaint when the true identities are discovered.

Trustee Defendants

10. The Individual Defendants named are each Trustees of the "Trust" (see below).

(a) Jeffrey L. Shames, Chair
Chairman of MFS

(b) John W. Ballen,
Chief Executive Officer and Director of MFS

(c) Kevin R. Parke
President, Chief Investment Officer, and Director of MFS

(d) Lawrence H. Cohn

(e) William R. Gutow

(f) J. Atwood Ives

(g) Abby M. O'Neill

(h) Lawrence T. Perera

(i) William J. Poorvu

(j) J. Dale Sherratt

(k) Elaine R. Smith

(l) Ward Smith

The Trustees elect the officers of the Trust, have a fiduciary duty to the Trust and its beneficiaries and a duty to maintain the safety of the assets of the Trust. Each Trustee serves as a board member of 110 funds within the MFS Family of Funds. The Trustees and the Trust are located at 500 Boylston Street, Boston, Massachusetts 02116.

Nominal Defendants

11. Nominal Defendant Massachusetts Investor Trust (the "Trust") is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust is managed in its entirety

by MFS. The MFS Funds are a diversified series of the Trust. The Trust holds the assets of the MFS Funds.

12. Nominal Defendants the MFS Massachusetts Investors Trust Fund, the MFS Strategic Growth Fund, the MFS Value Fund, the MFS Fixed Income Trust Bond Fund (the "Funds") are mutual funds with assets held by the Trust with MFS as its advisor and manager. the Massachusetts Investors Trust Fund seeks reasonable current income and long-term growth of capital and income. The fund invests primarily in common stocks and convertibles, emphasizing securities that management considers to be of high or improving quality. MFS Strategic Growth Fund seeks capital appreciation. The fund normally invests at least 65% of assets in common stock and related securities, such as preferred stocks, convertible securities and depositary receipts. MFS Value Fund seeks reasonable income; capital appreciation is secondary. The fund normally invests at least 65% of assets in income-producing equities. Management seeks a gross yield that exceeds that of the S&P 500. The fund may invest up to 35% of assets in fixed-income securities, including up to 20% in debt rated below investment-grade. The MFS Fixed Income Trust Bond Fund seeks current income consistent with prudent investment risk. The fund normally invests at least 80% of assets in investment-grade bonds, including U.S Government securities and high grade corporate debt. The Funds are managed and advised by MFS.

13. The defendants described in paragraphs 6-9 are sometimes referred to as the "MFS Defendants." The defendants described in paragraphs 12-13 are sometimes referred to as the Nominal Defendants. The defendants described in paragraph 11 are sometimes referred to as the "Trustee Defendants." The defendants described in paragraph 9 are sometimes referred to as the "MFS Fiduciary Defendants."

PRELIMINARY STATEMENT

14. This derivative action is brought to recover damages for injuries to the MFS Massachusetts Investor Fund, the MFS Strategic Growth Fund, the MFS Value Fund, the MFS Fixed Income Trust Bond Fund, the Massachusetts Investors Trust Fund and the MFS Funds and each of them caused by the Defendants' breaches of fiduciary duty and unlawful and manipulative trading activities and devices in the MFS Funds which operated as a fraud and deceit on the Plaintiff and the Nominal Defendants (hereafter together "Plaintiff").

Fiduciary Duty

15. Each of the MFS Defendants and the Trustee Defendants owed to the MFS Funds and their shareholders the fiduciary duties of loyalty, candor and fair dealing, and under the Investment Company Act, the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the MFS Funds and their shareholders, and owed the duty of full and candid disclosure of all material facts thereto. All MFS Funds are held and governed by the Trust.

Manipulative Devices

16. Like all other mutual funds, MFS Funds shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:01 p.m. are priced at

the next day's NAV. This practice, known as "forward pricing," has been required by law since 1968.

Late Trading

17. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares **after** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the affected company's stock will rise, causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

18. "Late trading can be analogized to betting today on yesterday's horse races."[2] The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. When the late trader redeems his shares and claims his profit, *the mutual fund manager has to either sell stock, or use cash on hand -- stock and cash that used to belong in the fund* -- to give the late trader his gain. The late trader's profit is revenue withheld from the mutual fund. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

[2] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., Complaint ¶ 10.

Timing

19. Another manipulative practice used by Defendants to exploit mutual fund pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares. One timing scheme is "time zone arbitrage," which takes advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

20. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

21. The device of "timing" is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual Funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts.

Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of mutual fund pricing. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently increase the fund's transaction costs substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

22. Continued *successful* late-trading or timing requires the complicity of a funds' management.

23. The MFS Fiduciary Defendants and John Does 51-100 obtained assistance to engage in the illicit scheme directly from MFS. *By* failing to enforce and/or follow regulations and policies listed in MFS Funds' prospectuses prohibiting late trading, MFS allowed and encouraged John Does 51-100 to rapidly buy and sell MFS Funds, the very funds that defendants and their co-conspirators had the fiduciary duty to oversee and protect from such malfeasance, in a manner that was explicitly prohibited by MFS Funds prospectuses. This conduct continued for a substantial amount of time and was well known within MFS and amongst the fiduciaries responsible for the management of the MFS Funds and was merely reflective of the self-dealing that pervaded MFS.

24. Because of the harm timing can cause honest fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such efforts by honest fund managers to counter the ill effects of "timing" on their funds does not eliminate the practice, it only reduces it. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002), http://faculty-gsb.stanford.edu/zitzewitz/Reseach/arbitrage1002.pdf. While it is virtually

impossible for fund managers to identify *every timing trade*, large movements in and out of funds, like those made by John Does 51-100 in the MFS Fund are easily apparent.

25. Although such trading was explicitly prohibited pursuant to the MFS Funds prospectus', MFS Fiduciary Defendants intentionally did not attempt to discover the market timing trades or prohibit them. Rather, the prohibited trading was explicitly permitted by the MFS Fiduciary Defendants as directed in a memorandum issued by MFS Defendants to MFS brokers that sold MFS funds. The memorandum, issued in early 2001, cleared five of the MFS Funds for the prohibited trading practices and ordered brokers to accept short-term trades, "even if a pattern of excessive trading has been detected."

26. Moreover, the MFS Defendants actively encouraged and facilitated these prohibited trades by essentially creating two classes of MFS funds – a small group of large funds that would accept rapid-fire trades and a larger group of international funds that would not.

27. Fund managers generally have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. These fees are waived if the fund managers, i.e. PIM, are assisting the timer, or as here, are the active participants in the timing scheme.

28. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value", and eliminates the timer's arbitrage. As fiduciaries for their funds, they are obligated to use their best efforts to employ these available tools to protect their customers from the dilution that timing causes.

FACTUAL BACKGROUND

29. MFS Fiduciary Defendants and John Does 51-100 perpetrated the manipulative scheme on the MFS Funds, for an undetermined time period with the complicity of the MFS Defendants. The scheme, which had started and was actively being encouraged by the year 2001, violated the Investment Advisor's and Fund Manager's fiduciary duties to the funds but gained the MFS Funds' managers substantial fees and other income for themselves and their affiliates, in addition to the substantial profits that were made by the MFS Fidcuary Defendants and John Does 51-100 by engaging in the scheme. All such profits were made at the expense of MFS Funds shareholders.

30. MFS is the manager and investment advisor for all of the MFS Funds. While each mutual fund is in fact its own company, as a practical matter the Advisor runs all of the funds. The portfolio managers are all typically employees of the Advisor (who hold office by election of the Trustees) not the mutual funds. The Advisor, MFS, makes its profit from fees it charges the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money MFS makes. In what has unfortunately become a common mutual fund industry practice[3], the timer frequently offers the fund manager/Advisor more assets in exchange for the right to time. In return, fund managers (MFS) would allow timers (*e.g.* a hedge fund) to target specific funds (*e.g.* the MFS Strategic Growth Fund) which would be hurt in exchange for additional money in the managers own pockets in the form of higher management fees resulting from the timers placing of assets ("sticky funds") in other Funds offered by the mutual fund company (MFS), usually liquid asset funds.

---

[3] See *State of New York v. Canary Capital Partners et al.*(Supr. Ct. of N.Y. filed Sept. 3, 2003).

31. The MFS Fiduciary Defendants, employees, representatives, and fiduciaries inside MFS and the MFS Funds, were direct perpetrators, participants, and beneficiaries of the wrongdoing alleged herein. The MFS Fiduciary Defendants and John Does 51-100 obtained assistance to engage in the illicit scheme directly from MFS. By failing to enforce and/or follow regulations and policies listed in MFS Funds' prospectuses prohibiting late trading, MFS allowed and encouraged John Does 51-100 to engage in rapid short-term trading of the MFS Funds, the very funds that defendants and their co-conspirators had the fiduciary duty to oversee and protect from such malfeasance, in contrivance of the rules and policies explicitly set forth in the MFS Funds prospectus' and in breach of the fiduciary duties owed to the MFS Funds. This conduct continued for a substantial amount of time and was well known within MFS and amongst the fiduciaries responsible for the management of the MFS Funds and was merely reflective of the self-dealing that pervaded MFS.

32. Throughout this same time period the MFS Funds publicly maintained an excessive trading policy. For example, the Prospectus for the MFS Massachusetts Investors Trust Fund, dated November 17, 2003, states:

> **Excessive Trading Practices.** The MFS funds do not permit market-timing or other excessive trading practices that may disrupt portfolio management strategies and harm fund performance. As noted above, the MFS funds reserve the right to reject or restrict any purchase order (including exchanges) from any investor. The MFS funds will exercise these rights, including rejecting or canceling purchase and exchange orders, delaying for up to two business days the processing of exchange requests, restricting the availability of purchases and exchanges through telephone requests, facsimile transmissions, automated telephone services, internet services or any other electronic transfer service, if an investor's trading, in the judgment of the MFS funds, has been or may be disruptive to a fund. In making this judgment, the MFS funds may consider trading done in multiple accounts under common ownership or control.
> (Emphasis in Original)

Identical language was contained in prospectuses for other MFS Funds.

33. In the face of such policy and their fiduciary duties, the MFS Defendants knowingly, deceptively permitted and actively facilitated the MFS Fiduciary Defendants' and John Does 51-100 market timing, by engaging in such self-dealing activity and by continuing such relationships with offending individuals to allow them to conduct late trading and/or market timing on the MFS Funds to the detriment of the MFS Funds. The prohibited trading was explicitly permitted by the MFS Fiduciary Defendants as directed in a memorandum issued by MFS Defendants to MFS brokers that sold MFS funds. The memorandum, issued in early 2001, cleared five of the MFS Funds for the prohibited trading practices and ordered brokers to accept short-term trades, "even if a pattern of excessive trading has been detected."

34. Moreover, the MFS Defendants actively encouraged and facilitated these prohibited trades by essentially creating two classes of MFS funds – a small group of large funds that would accept rapid-fire trades and a larger group of international funds that would not.

35. The MFS Fiduciary Defendants and John Does 51-100 realized significant profits as a result of these timing arrangements at the expense of the MFS Funds. In many cases these profits also reflect late trading, as the Defendants would frequently negotiate a timing agreement with a mutual fund management company/advisor and then proceed to late trade the target funds through intermediaries.

36. As a result of an investigation by the Securities and Exchange Commission and the New York Attorney General, it was reported on December 9, 2003, that these regulators were planning suits against MFS. Despite the public awareness, neither MFS nor the Trustees had taken any action.

37. These events have had and will have a series of deleterious effects on the MFS family of funds, including but not limited to:

(a) Loss of confidence of the investing public in the integrity and management of the MFS Funds, thereby resulting in the MFS Funds losing NAV and market value.

(b) As a result of Defendants' misconduct, the MFS Funds are exposed to significant regulatory scrutiny and to suit by investors for losses resulting from Defendants' misconduct, thereby, at a minimum, causing the MFS Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the MFS Funds.

DEMAND EXCUSED ALLEGATIONS

38. The Plaintiff has not made demand upon the trustees of the Trust or the directors of MFS to bring an action against the MFS Defendants, and other culpable parties to remedy such wrongdoing.

(a) Demand is excused because no such demand is required for the Plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to MFS.

(b) Demand is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

(c) Demand is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of the MFS Defendants and its directors and officers, who manage and control the day-to-day affairs of the Trust and the MFS Funds.

(d) Demand upon the Trustees is also excused because the Trustees of the Trust are all hand-picked by MFS management, and thus owe their positions as well as their loyalties solely to MFS management and lack sufficient independence to exercise business judgment. Because the Trust oversees 110 separate funds, the Trustees derive substantial revenue and other benefits for their services.

(e) Finally, demand is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation by the SEC and the New York Attorney General. Consequently, MFS already have been informed of the wrongdoing alleged herein and have failed and refused to take appropriate action to recover damages for the MFS Funds. Moreover, MFS's lackadaisical response is clearly insufficient and demonstrative of the conflicts, and true allegiances, of the Trustees of the Trust. By failing to take action before the federal and state investigations, the directors of MFS and Trustees of the MFS Funds acquiesced in or condoned such conduct. No shareholder demand would reasonably have caused them to change their complicit disregard for the wrongdoing.

COUNT I

Violation Of Section 36 Of The Investment Company Act And For Control Personal Liability Under The Investment Company Act (Against the MFS Defendants and the Trustees)

39. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

40. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

41. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

42. As alleged above in this Complaint, each MFS Defendant and each Trustee breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the MFS Funds or their shareholders.

43. By agreeing and/or conspiring amongst themselves and with John Does 50-100 to permit and/or encourage the MFS Fiduciary Defendants and John Does 50-100 to time the MFS Funds, the MFS Defendants placed their own self-interest in maximizing their compensation and other payments over the interest of the MFS Funds and its shareholders.

44. By virtue of the foregoing, the MFS Defendants and the Trustees have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

45. As a direct and proximate result of the MFS Defendants' wrongful conduct, the assets and value (including the NAV) of the MFS Funds have been reduced and diminished and the corporate assets of the MFS Funds have been wasted and the MFS Defendants and the Trustees are liable.

COUNT II

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5
(Against MFS and John Does 1-100)

46. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

47. MFS directly engaged in a common plan, scheme, and unlawful course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices and courses of business and manipulative devices which operated as a fraud and deceit on the MFS Funds. The purpose and effect of the scheme, plan, and unlawful course of conduct was, among other things, to deceive and harm the Plaintiff and cause the MFS Funds to sell securities at artificially deflated values as described in the Complaint.

48. The MFS Funds have suffered damages as a result of the wrongs herein alleged in an amount to be proved at trial.

49. By reason of the foregoing, MFS has violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and are liable to the MFS Funds for damages which they suffered in connection with the purchase or sale of securities in those funds.

COUNT III

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT (Against Sun Life and the Individual MFS Defendants)

50. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

51. Sun Life and the Individual MFS Defendants acted as controlling persons of MFS within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of MFS being a more than 90% owned subsidiary of Sun Life, and Sun Life's and the Individual MFS Defendants active participation in and/or awareness of MFS's day-to-day operations, Sun Life and the Individual MFS Defendants had the power to influence and control and did influence and control, directly or indirectly, the decision-making of MFS. Sun Life and the Individual MFS Defendants had unlimited access to MFS's records of transactions and had the ability to prevent MFS from engaging in the schemes and artifices to defraud complained of in this Complaint.

52. Sun Life and the Individual MFS Defendants had direct and supervisory involvement over the day-to-day operations of MFS and, therefore, are presumed to have had and did have the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

53. By virtue of its position as a controlling person, Sun Life and the Individual MFS Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of their wrongful conduct, the MFS Funds suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT IV

Common Law Breach Of Fiduciary Duty
(Against the MFS Defendants and the Trustee Defendants)

54. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

55. The MFS Defendants and the Trustee Defendants and each of them owed to the MFS Massachusetts Investors Trust Fund, the MFS Strategic Growth Fund, the MFS Value Fund, the MFS Fixed Income Trust Bond Fund, the MFS Funds and their shareholders, the duty to exercise due care and diligence, honesty and loyalty in the management and administration of the affairs of each MFS Fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, said defendants owed a duty to the MFS Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

56. To discharge those duties, the MFS Defendants and the Trustee Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the MFS Funds.

57. As alleged above, each of said defendants breached his or its fiduciary duty by receiving excessive compensation or payments in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

58. As alleged above, each of said defendants also breached his or its fiduciary duty to preserve and not to waste the assets of the MFS Funds by permitting or incurring excess charges and expenses to the funds in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

COUNT V

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against John Does 51-100)

59. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

60. John Does 51-100 knew of the existence of the fiduciary duty between the MFS Defendants and the Trustee Defendants and the MFS Funds and knew the extent of that duty. John Does 51-100 knew of the acts of late trading and timing made by them on the MFS Funds and knew that these acts and manipulative devices were a breach of the fiduciary duties the MFS Defendants and the Trustee Defendants owed to the MFS Funds. John Does 50-100 maliciously, without justification and through unlawful means, aided and abetted and conspired with the MFS Defendants and the Trustee Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the MFS Defendants and the Trustee Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

61. John Does 51-100 are jointly and severally liable to the MFS Funds for damages proximately caused by their aiding and abetting as alleged herein.

62. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the Funds has been reduced and diminished and the corporate assets of the Funds have been wasted.

COUNT VI

CIVIL CONSPIRACY
(Against the MFS Defendants, MFS and John Does 1-100)

63. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

64. The MFS Defendants, MFS and John Does 1-100 entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts

described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

65. The MFS Defendants, MFS and John Does 1-100 by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

66. The MFS Defendants, MFS and John Does 1-100 maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means causing injury to Plaintiff and proximately causing injury and damages to the Plaintiff for which they are jointly and severally liable.

67. The MFS Funds have suffered damages as a result of the wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proved at trial.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing the current Trustees of the Trust and replacing them with independent Trustees,

B. Awarding monetary damages against all of the Defendants, jointly and severally, in favor of the MFS Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

C. Awarding plaintiff the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiff's attorneys, and experts,

D. Granting plaintiff such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury of all issues so triable.

Dated: Boston, Massachusetts
December 15, 2003

DEUTSCH WILLIAMS BROOKS DERENSIS & HOLLAND, P.C.



By: ______________________
Steven J. Brooks
Robert D. Hillman
99 Summer Street
Boston, MA 02110
(617) 951-2300
rhillman@dwboston.com

Counsel:

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LL
Daniel W. Krasner
Fred T. Isquith
Mark C. Rifkin
Demet Basar
Robert Abrams
Christopher S. Hinton
270 Madison Avenue
New York, NY 10016
(212) 545-4600

VERIFICATION

DELORES MANSON hereby verifies that I authorized the filing of the foregoing Complaint and that the facts stated therein are true and correct to the best of my knowledge, information, and belief.

Dated: December 13, 2003

Delores B. Manson

RECEIPT # ______
AMOUNT $ 150
SUMMONS ISSUED Y-2
LOCAL RULE 4.1 ______
WAIVER FORM ______
MCF ISSUED ______
BY DPTY. CLK. M
DATE 12-19-03

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

FILED
CLERKS OFFICE
2003 DEC 19 P 3:50
U.S. DISTRICT COURT
DISTRICT OF MASS.

JACOB ELEPHANT, On Behalf of Himself and All Others Similarly Situated,

Plaintiffs,

v.

MASSACHUSETTS FINANCIAL SERVICES COMPANY, MFS INVESTMENT MANAGEMENT, SUN LIFE FINANCIAL, INC., MFS SERIES TRUST I, MFS SERIES TRUST II, MFS SERIES TRUST III, MFS SERIES TRUST IV, MFS SERIES TRUST V, MFS SERIES TRUST VI, MFS SERIES TRUST VII, MFS SERIES TRUST VIII, MFS SERIES TRUST IX, MFS SERIES TRUST X, MFS SERIES TRUST XI, MFS CAPITAL OPPORTUNITIES FUND, MFS CORE GROWTH FUND, MFS EMERGING GROWTH FUND, MFS LARGE CAP GROWTH FUND, MFS MANAGED SECTORS FUND, MFS MID CAP GROWTH FUND, MFS NEW DISCOVERY FUND, MFS NEW ENDEAVOR FUND, MFS RESEARCH FUND, MFS STRATEGIC GROWTH FUND, MFS TECHNOLOGY FUND, MASSACHUSETTS INVESTORS GROWTH STOCK, MFS MID CAP VALUE FUND, MFS RESEARCH GROWTH AND INCOME FUND, MFS TOTAL RETURN FUND, MFS UNION STANDARD EQUITY FUND, MFS UTILITIES FUND, MFS VALUE FUND, MASSACHUSETTS INVESTORS TRUST, MFS AGGRESSIVE GROWTH ALLOCATION FUND, MFS CONSERVATIVE ALLOCATION FUND, MFS MODERATE ALLOCATION FUND, MFS BOND FUND, MFS EMERGING MARKETS DEBT FUND,

[Caption continues next page]

CIVIL ACTION NO.

CLASS ACTION COMPLAINT

<u>JURY TRIAL DEMANDED</u>

MAGISTRATE JUDGE Dein

03-12509

MFS GOVERNMENT LIMITED MATURITY)
FUND, MFS GOVERNMENT MORTGAGE)
FUND, MFS GOVERNMENT SECURITIES)
FUND, MFS HIGH INCOME FUND, MFS HIGH)
YIELD OPPORTUNITIES FUND, MFS)
INTERMEDIATE INVESTMENT GRADE)
BOND FUND, MFS LIMITED MATURITY)
FUND, MFS RESEARCH BOND FUND, MFS)
STRATEGIC INCOME FUND, MFS ALABAMA)
MUNICIPAL BOND FUND, MFS ARKANSAS)
MUNICIPAL BOND FUND, MFS CALIFORNIA)
MUNICIPAL BOND FUND, MFS FLORIDA)
MUNICIPAL BOND FUND, MFS GEORGIA)
MUNICIPAL BOND FUND, MFS MARYLAND)
MUNICIPAL BOND FUND, MFS)
MASSACHUSETTS MUNICIPAL BOND)
FUND, MFS MISSISSIPPI MUNICIPAL BOND)
FUND, MFS MUNICIPAL BOND FUND, MFS)
MUNICIPAL LIMITED MATURITY FUND,)
MFS NEW YORK MUNICIPAL BOND FUND,)
MFS NORTH CAROLINA MUNICIPAL BOND)
FUND, MFS PENNSYLVANIA MUNICIPAL)
BOND FUND, MFS SOUTH CAROLINA)
MUNICIPAL BOND FUND, MFS TENNESSEE)
MUNICIPAL BOND FUND, MFS VIRGINIA)
MUNICIPAL BOND FUND, MFS WEST)
VIRGINIA MUNICIPAL BOND FUND, MFS)
EMERGING MARKETS EQUITY FUND, MFS)
GLOBAL EQUITY FUND, MFS GLOBAL)
GROWTH FUND, MFS GLOBAL TOTAL)
RETURN FUND, MFS INTERNATIONAL)
GROWTH FUND, MFS INTERNATIONAL)
NEW DISCOVERY FUND, MFS)
INTERNATIONAL VALUE FUND, MFS)
RESEARCH INTERNATIONAL FUND (the)
"MFS Funds"), and JOHN DOES 1 - 100,)
)
Defendants.)
)

Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

PARTIES

1. Plaintiff Jacob Elephant is an owner of shares of the Massachusetts Investors Growth Stock Fund Class B, one of the MFS Funds (as defined above).

2. Defendant Massachusetts Financial Services Company is a registered investment advisor located in Boston, Massachusetts. Massachusetts Financial Services Company manages the MFS family of mutual funds. Massachusetts Financial Services Company maintains its principal place of business at 500 Boylston Street, Boston, MA 02116.

3. Defendant MFS Investment Management is a registered investment adviser located in Boston, Massachusetts. MFS Investment Management manages the MFS family of mutual funds. MFS Investment Management maintains its principal place of business at 500 Boylston Street, Boston, MA 02116.

4. Defendants Massachusetts Financial Services Company and MFS Investment Management are referred to collectively as "MFS."

5. Defendants MFS Series Trust I, II, III, IV, V, VI, VII, VIII, IX, X, and XI (collectively referred to as the "Fund Registrants") are the registrants of the MFS family of mutual funds. The Fund Registrants maintain a principal place of business at 500 Boylston Street, Boston, MA 02116.

6. Defendants MFS family of funds (the "MFS Funds") include: MFS Capital Opportunities Fund, MFS Core Growth Fund, MFS Emerging Growth Fund, MFS Large Cap Growth Fund, MFS Managed Sectors Fund, MFS Mid Cap Growth Fund, MFS New Discovery Fund, MFS New Endeavor Fund, MFS Research Fund, MFS Strategic Growth Fund, MFS

Technology Fund, Massachusetts Investors Growth Stock, MFS Mid Cap Value Fund, MFS Research Growth and Income Fund, MFS Total Return Fund, MFS Union Standard Equity Fund, MFS Utilities Fund, MFS Value Fund, Massachusetts Investors Trust, MFS Aggressive Growth Allocation Fund, MFS Conservative Allocation Fund, MFS Moderate Allocation Fund, MFS Bond Fund, MFS Emerging Markets Debt Fund, MFS Government Limited Maturity Fund, MFS Government Mortgage Fund, MFS Government Securities Fund, MFS High Income Fund, MFS High Yield Opportunities Fund, MFS Intermediate Investment Grade Bond Fund, MFS Limited Maturity Fund, MFS Research Bond Fund, MFS Strategic Income Fund, MFS Alabama Municipal Bond Fund, MFS Arkansas Municipal Bond Fund, MFS California Municipal Bond Fund, MFS Florida Municipal Bond Fund, MFS Georgia Municipal Bond Fund, MFS Maryland Municipal Bond Fund, MFS Massachusetts Municipal Bond Fund, MFS Mississippi Municipal Bond Fund, MFS Municipal Bond Fund, MFS Municipal Limited Maturity Fund, MFS New York Municipal Bond Fund, MFS North Carolina Municipal Bond Fund, MFS Pennsylvania Municipal Bond Fund, MFS South Carolina Municipal Bond Fund, MFS Tennessee Municipal Bond Fund, MFS Virginia Municipal Bond Fund, MFS West Virginia Municipal Bond Fund, MFS Emerging Markets Equity Fund, MFS Global Equity Fund, MFS Global Growth Fund, MFS Global Total Return Fund, MFS International Growth Fund, MFS International New Discovery Fund, MFS International Value Fund, and MFS Research International Fund are mutual funds that are registered under the Investment Company Act and managed by MFS with its principal place of business located at 500 Boylston Street, Boston, MA 02116. The prospectuses issued pursuant to or traceable to the offerings of the MFS Funds are referred to as the "Prospectuses".

7. The true names and capacities (whether individual, corporate, associate, or otherwise) of Defendants John Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said Defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the Defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class. Plaintiff will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

JURISDICTION AND VENUE

8. The claims asserted herein arise under and pursuant to Section 34(b) of the Investment Company Act, as well as common law.

9. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §§ 1331 and 1367 and the Investment Company Act.

10. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b). Many of the acts and practices complained of herein occurred in substantial part in this District.

11. In connection with the acts alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

CLASS ACTION ALLEGATIONS

12. Plaintiff brings this action as a class action, pursuant to Federal Rule of Civil Procedure 23, on behalf of all purchasers, redeemers and holders of the mutual fund shares or other ownership interests of one or more of the MFS mutual funds from December 15, 1998

through the present, who were damaged thereby (except the Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants and those who have engaged in the wrongful activities described herein) and their successors in interest, who are or will be threatened with injury arising from Defendants' actions as more fully described herein (the "Class").

13. This action is properly maintainable as a class action.

14. The Class is so numerous that joinder of all members is impracticable. There are millions of shares of the mutual fund outstanding.

15. There are questions of law and fact which are common to the Class including, *inter alia*, the following: (a) whether Defendants have breached their fiduciary, statutory and other common law duties owed by them to Plaintiff and the members of the Class; (b) whether Defendants have violated the Investment Company Act; and (c) whether Defendants have benefitted to the detriment of Plaintiff and the other members of the Class.

16. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the Plaintiff are typical of the claims of other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

17. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of

this action as a class action. This Court is an appropriate forum for this dispute.

SUBSTANTIVE ALLEGATIONS

18. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their NAVs.

19. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

20. An additional scheme utilized by John Does and the Defendants herein was "late trading." Mutual funds are valued once a day, usually at 4:00 p.m. EST, when the New York

market closes. The price, known as the Net Asset Value or "NAV," generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the fund manager maintains for the fund. A mutual fund stands ready to buy or sell (the mutual fund industry refers to sales as "redemptions") its shares at the NAV with the public all day, any day – but unlike a stock, the price of a mutual fund does not change during the course of the day. Accordingly, orders placed at any time during the trading day up to the 4:00 p.m. cutoff get that day's NAV, but an order placed at 4:01 p.m. or thereafter receives the next day's NAV. This is the rule of "forward pricing," which became law in 1968.

21. This system assures a level playing field for investors. Mutual fund investors do not know the exact price at which their mutual fund orders will be executed at the time they place the orders (unlike stock investors), because NAVs are calculated after the market closes. Orders placed on or before 4 p.m. on a given day are filled at the NAV determined that day while orders placed after 4 p.m. are filled at the NAV calculated the next day. Thus, all investors have the same opportunity to assemble "pre-4:00 p.m. information" before they buy or sell. And no investor has (or at least is supposed to have) the benefit of "post-4:00 information" prior to making an investment decision. The importance of this protection becomes clear when, for example, there is an event after 4:00 p.m. (like an unexpectedly positive corporate earnings announcement) that makes it highly probable that the market for the stocks in a given fund will open sharply higher the next day. Forward pricing ensures fairness: those who bought the fund during the day, before the information came out, will enjoy a gain. Those who buy shares in the fund after the announcement are not supposed to share in this profit. Their purchase order should receive the NAV set at the end of the next day, when the market will have digested the news and

reflected its impact in (1) higher prices for the stock held by the fund and therefore (2) a higher NAV for the fund.

22. An investor who has the ability to avoid forward pricing and buy at the prior NAV enjoys a significant trading edge. He or she can wait until after the market closes for significant news such as the above-earnings announcement to come out, and then buy the fund at the old, low NAV that does not reflect the impact of the new information. When the market goes up the next day, the lucky investor would be able to sell and realize an arbitrage profit based solely on the privilege of trading on the "stale" NAV.

23. The late trader's arbitrage profit comes dollar for dollar from the mutual fund itself. In essence, the late trader is being allowed into the fund after it is closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors. When the late trader redeems his shares and claims his profit, the mutual fund manager has either to sell stock or use cash on hand – stock and cash that used to belong to the long-term investors – to give the late trader his gain. The forward pricing rule was enacted to prevent this kind of abuse. *See* 17 C.F.R. § 270.22c-1(a).

24. Like late trading, effective timing captures an arbitrage profit. And like late trading, the arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days – as John Does did – the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

25. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

26. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds – like those made by John Does – are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

27. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

28. The incentive to the Defendant mutual funds to engage in such wrongdoing is as

follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

29. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

30. Thus, by keeping money – often many million dollars – in the same family of mutual funds (while moving the money from fund to fund), John Does assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

31. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial

vehicles (*e.g.*, a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

32. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses during the Class Period contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing and late trading. Nevertheless, as described further below, John Does were allowed to time and late trade several of the MFS Funds subject to such a prospectus.

33. On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward J. Stern and Canary Capital Partners, LLC in connection with the unlawful mutual fund practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies' respective mutual funds. The Attorney General further alleged:

> Bank of America. . .(i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading

and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

34. In connection with an examination of active trading of mutual fund shares by the SEC and the Attorney General, MFS and Sun Life received inquiries and subpoenas for documents from those agencies.

35. On December 8, 2003, Sun Life and MFS announced that the staff of the Boston office of the SEC had indicated that it intended to recommend to the SEC that an enforcement action be taken against MFS alleging, in effect, that the disclosure in certain of MFS' fund prospectuses concerning market timing was false and misleading.

36. On December 9, 2003, *The New York Times* (the "Times") reported that MFS "allowed privileged clients to trade quickly in and out of its biggest funds while saying it restricted the practice for the vast majority of its shareholders, according to a memorandum from a senior company executive." The Times further reported that the memorandum showed that in 2001, executives at MFS essentially created two classes of funds – a small group of large funds that would accept rapid-fire trades, a practice known as market timing, and a larger group of international funds that would not. At no time, though, did MFS change the language in its Prospectuses, which stated that market timing was not permitted in any of its funds. Additionally, the Times reported that "[a]mong the most popular offerings was MFS Emerging Growth, one of the five equity funds that MFS made available to market timers. But no restrictions were placed on Massachusetts Investors Trust, Massachusetts Investors Growth Stock Fund, MFS Research Fund, MFS Total Return Fund or the emerging growth fund. The rationale was that because these funds were very large and liquid, excessive trading would not harm

shareholders."

37. The actions of the Defendants have harmed Plaintiff and members of the Class. In essence, the Defendants' actions of allowing market timing to occur have caused Plaintiff and members of the Class' shares to be diluted in value.

THE MFS MUTUAL FUNDS' PROSPECTUSES
WERE MATERIALLY FALSE AND MISLEADING

38. The Prospectuses stated that "MFS Funds do not permit market timing or other excessive trading practices. Excessive, short-term (market timing) trading practices may disrupt portfolio management strategies and harm fund performance. MFS Funds will reject or restrict an investor's purchase orders if there is a history of market timing. . . Requests to exchange shares of MFS global and international funds that have not been held for 15 days will be refused. . . ."

39. Given that MFS allowed market timing of its funds to occur, its Prospectuses were false and misleading because it failed to disclose the following: (a) Defendants had entered into unlawful agreements allowing the John Does to time their trading of the MFS Funds; (b) pursuant to those agreements, the John Does regularly timed the MFS Funds; (c) contrary to the representations in the Prospectuses, MFS only enforced their policy against frequent traders selectively; (d) the Defendants regularly allowed the John Does to engage in trades that were disruptive to the efficient management of the MFS Funds and/or increased the MFS Funds' costs, thereby reducing the MFS Funds' actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the John Does benefitted financially at the expense of MFS Funds' investors including Plaintiff and other members of the Class.

COUNT ONE
FOR VIOLATIONS OF SECTION 34(b) OF
THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

40. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

41. Through the course of conduct alleged herein, Defendants have made untrue statements of material fact and/or omitted to state facts necessary to make the statements not misleading in violation of Section 34 of the Investment Company Act.

42. As a result of Defendants' wrongful conduct alleged herein, Plaintiff and the other members of the Class have suffered damages.

COUNT TWO
FOR BREACH OF FIDUCIARY DUTY

43. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

44. By engaging in the wrongdoing alleged herein, Defendants have breached and are breaching their fiduciary duties owed to Plaintiff and the other members of the Class.

45. Plaintiff and the Class have been specially injured by Defendants' wrongdoing. For example, those Class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing (and late trading). Additionally, certain members of the Class (*i.e.*, those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers (and/or late traders). Defendants acted in bad faith in connection with the wrongful conduct complained of in this complaint.

46. Additionally, Defendants have breached their duty of candor owed to Plaintiff and the Class.

COUNT THREE
FOR COMMON LAW FRAUD

47. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

48. As alleged herein, Defendants each made or participated in making material misrepresentations, or omitted to disclose material facts, to Plaintiff, its agents, and the investing public concerning the mutual funds.

49. Defendants' misrepresentations and omissions were made intentionally or recklessly or with no reasonable ground for believing them to be true, to induce reliance thereon by Plaintiff and its agents, and the investing public when making investment decisions.

50. The aforesaid misrepresentations and omissions by Defendants constitute fraud and deceit.

51. Plaintiff and/or its agents reasonably relied on Defendants' representations and statements.

52. As a result of the fraud and deceit of Defendants, Plaintiff suffered damages.

WHEREFORE, Plaintiff demands judgment against the Defendants as follows:

(1) Declaring this action to be a class action and certifying Plaintiff as the class representative and Plaintiff's counsel as class counsel;

(2) Enjoining, preliminarily and permanently, the transactions complained of herein;

(3) Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

(4) Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff's attorneys and experts; and

(5) Granting Plaintiff and the other members of the Class such other and further relief as may be just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: December 19, 2003

MOULTON & GANS, P.C.



Nancy Freeman Gans, BBO #184540
33 Broad Street, Suite 1100
Boston, Massachusetts 02109-4216
(617) 369-7979
(617) 369-7980 (facsimile)

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
Sandy A. Liebhard
U. Seth Ottensoser
Joseph R. Seidman, Jr.
10 East 40th Street
New York, NY 10016
(212) 779-1414
(212) 779-3218 (facsimile)

Attorneys For Plaintiff